Exhibit 99.1

Canaan Inc. Announces January 2025 Bitcoin Production and Mining Operation Updates

SINGAPORE, Feb. 19, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending January 31, 2025.

Management Commentary

“In January, we made solid progress across all segments of our business, as we expanded our customer base, announced two Avalon Home consumer products, and advanced our self-mining capacity, leading to an increase in our bitcoin holdings," said Nangeng Zhang, chairman and chief executive officer of Canaan. “Early in the quarter, we announced that we signed a purchase agreement with a strategic U.S. customer for Avalon A15XP miners. Additionally, we expanded our joint mining agreement with Luna Square from 30MW to 36MW and, to date, have energized 1,704 A14 series Avalon miners, with more expected to come online in Texas in the first quarter. Sequentially, we increased the number of bitcoins that we mined, mining 88 bitcoins in January compared with 62 in December. We also increased our month-end deployed global hashrate by 18.2%, from 5.44 EH/s to 6.43 EH/s, and we improved our month-end average revenue split from 53.7% to 57.3% while maintaining the very competitive all-in power cost of 4 cents/kWh. We remain on track to reach 10 EH/s in North America and 15 EH/s globally by mid-2025.

“At CES in Las Vegas, we launched two groundbreaking Avalon Home products: the 37.5 TH/s Avalon Mini 3 and the 6 TH/s Nano 3S. The Avalon Mini 3 is a smart-home, app-controlled, 800-watt space heater that mines bitcoin, featuring a sleek design and quiet operation. The 140-watt Avalon Nano 3S, an upgraded version of the original Nano 3, features a compact, portable design, and nearly a 50% increase in computing power than its predecessor. Since their launch, both products have received many positive reviews and are available for pre-order on our website.”

January 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	88 Bitcoins
Month-End Bitcoins Owned by Canaan Inc. on Balance Sheet[1]	1,319 Bitcoins
Month-End Deployed Hashrate (EH/s)	6.43 EH/s
Month-End Operating Hashrate (EH/s)	5.53 EH/s
Month-End Average Revenue Split[2]	57.3%
Average All-in Power Cost During the Month[3]	US$0.04/kWh

Notes:

1.	Defined as the total number of bitcoins owned by the Company on its Balance Sheet including any cryptocurrency receivables, and excluding bitcoins that the Company has received as customer deposits.
2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.
3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of January 31, 2025)

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	9	5.53 EH/s	6.43 EH/s	0.17 EH/s	6.60 EH/s
America	2	0.93 EH/s	1.19 EH/s	0.31 EH/s	1.51 EH/s
Canada	1	0.02 EH/s	0.02 EH/s	0 EH/s	0.02 EH/s
Ethiopia	4	4.28 EH/s	4.64 EH/s	-0.42 EH/s8	4.22 EH/s
Kazakhstan	1	0.27 EH/s	0.54 EH/s	0.27 EH/s	0.81 EH/s
Middle East	1	0.03 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized are currently in operation including mining machines that may be temporarily offline.
5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.
6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located but not yet installed.
7.	Defined as the sum of Installed Computing Power and Expected Computing Power.
8.	The Company expects to bring offline approximately 0.42 EH/s of its mining computing power in Ethiopia as certain project collaborations expire in early February 2025.

Summary of Recent Operational Updates:

•	Expansion of Self-Mining Operations:

o	Entered into an amendment to the joint mining agreement with Luna Squares Texas LLC. The Company has secured another 6MW of mining operation at Pecos, Texas, with Luna Squares Texas LLC in addition to the existing 30 MW site in Willow Wells, Texas.
o	Exited January with approximately 0.27EH/s of mining machines, or 1,704 A14 series Avalon miners, energized at the Pecos site. The Company expects more miners to be deployed in Texas in the first quarter.
o	Completed the previously announced mining device upgrade at Stronghold's Panther Creek facility in January. Six thousand Avalon A14 series mining machines have been installed at the site to replace older Avalon models, bringing up the site’s total computing power by 26%, from 0.74 EH/s to 0.93 EH/s, each rig with a weighted average hashrate of 154 EH/s The Company expects this mining rig upgrade to be reflected in its mining operations in February 2025.

•	Product Innovation:

o	Introduced the Avalon Mini 3 and Nano 3S Bitcoin mining heaters for home use at CES 2025. The two innovative devices combine efficient Bitcoin mining with home heating solutions to democratize cryptocurrency mining for individuals.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, such as expectations with regard to mining hash rate deployment, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, the ability of the company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com